Exhibit 4.04
FORM OF INTUIT INC. STOCK OPTION ASSUMPTION AGREEMENT
Dear [                      ]:
As you know, on July 23, 2009 (the “Closing Date”), Intuit Inc. (“Intuit”) acquired PayCycle, Inc. (“PayCycle”) (the “Transaction”) pursuant to an Agreement and Plan of Merger by and among Intuit, Puma Merger Sub Inc., PayCycle and Shareholder Representative Services LLC dated June 2, 2009 (the “Merger Agreement”). On the Closing Date, you held one or more outstanding stock options to purchase shares of PayCycle common stock granted to you under PayCycle’s 1999 Equity Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Intuit assumed all obligations of PayCycle under your outstanding and unvested option (or options). This Stock Option Assumption Agreement (this “Agreement”) evidences the terms of Intuit’s assumption of each unvested option to purchase PayCycle common stock originally granted to you under the Plan (each, a “PayCycle Option”), and documented by a stock option agreement between you and PayCycle and any amendment(s) of such agreement (the “Option Agreement”).
The table below summarizes your PayCycle Option(s) immediately before and after the Transaction:

PAYCYCLE OPTION(S)				INTUIT OPTION(S)
(PRE-TRANSACTION)				(POST-TRANSACTION)
	Option	No. of PayCycle	Exercise Price per		Exercise Price
Grant Date	Type	Shares	Share	No. of Intuit Shares	per Share
[ ]	[ ]	[ ]	$[ ]	[ ]	$[ ]
The post-Transaction adjustments to determine the number of Intuit shares and per share exercise price are based on the Option Ratio of 10.9288%. The number of shares of Intuit common stock subject to each assumed PayCycle Option was determined by multiplying the number of shares remaining subject to the PayCycle Option on the Closing Date by the Option Ratio and rounding the resulting product down to the next whole number of shares of Intuit common stock. The exercise price per share of Intuit options was determined by dividing the pre-Transaction exercise price per share of the PayCycle Option by the Option Ratio and rounding the resulting quotient up to the next whole cent.
It is intended, to the extent allowable by law, that each assumed PayCycle Option will qualify as an incentive stock option (“ISO”) under U.S. tax laws to the extent that the PayCycle Option qualified as an ISO immediately prior to the Closing Date.
Unless the context otherwise requires, any references in the Plan and each Option Agreement to: (i) the “Company” means Intuit, (ii) “Common Stock” or “Shares” means shares of Intuit common stock, (iii) the “Board” means the Board of Directors of Intuit and (iv) the “Committee” means the Compensation and Organizational Development Committee of the Board of Directors of Intuit. All references in each Option Agreement and the Plan relating to your status as an employee of PayCycle will now refer to your status as an employee of Intuit or any present or future Intuit subsidiary.
The vesting dates, vesting schedule and expiration date of each assumed PayCycle Option will remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment adjusted to reflect the effect of the Transaction). All other provisions which govern either the exercise or the termination of each assumed PayCycle Option remain the same as set forth in the Option Agreement(s) and the Plan, and such provisions will govern and control your rights under this Agreement to purchase shares of Intuit common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Transaction. Upon termination of your Intuit employment or service, you may exercise your assumed PayCycle Option during the applicable limited post-termination exercise period specified in the Option Agreement, but only to the extent that the assumed PayCycle Option was outstanding and exercisable at the time of termination. After the expiration of the post-termination exercise period, your assumed PayCycle Option will expire and NOT be exercisable for Intuit common stock.
Any early exercise provisions in your PayCycle Option(s) are expressly not being assumed by Intuit after the Transaction. As a result, an early exercise provision will become null and void upon Intuit’s assumption of your PayCycle Option(s).
In addition, you will no longer have the opportunity to make payment of the exercise price through a margin commitment, as contemplated by Section 4.3(d)(ii) of your Option Agreement.
To exercise your assumed PayCycle Option(s), please see the instructions posted at Intuit’s intranet (Intuit Central): http://insight.intuit.com/TotalRewardsAndCareer/Benefits/StockOptions/Pages/StockOptions.aspx; or contact Intuit Stock Administration at Stock@intuit.com.
Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment or service at any time for any reason. Future options, if any, that you may receive from Intuit will be governed by the terms of the Intuit equity incentive plan under which such options are granted, and such terms may be different from the terms of your assumed PayCycle Option(s).
In order to acknowledge your receipt of this Agreement and your acceptance and consent to the terms of the Agreement with respect to your assumed PayCycle Option(s), please click the “Accept” button on the email which transmitted this Agreement to you.
Until you acknowledge your acceptance of the Agreement as described above, your Intuit account will not be activated and your assumed PayCycle Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed PayCycle Option(s), please contact Intuit Stock Administration at Stock@intuit.com.
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INTUIT INC.
Brad D. Smith
President and Chief Executive Officer